EXHIBIT 99.1

Equinox Gold Announces Resolution of Community Blockade at Los Filos Mine

VANCOUVER, BC, Aug. 3, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to report that the community blockade at the Company's Los Filos Mine in Mexico has been removed and the Company has resumed regular operations in all areas of the mine.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-announces-resolution-of-community-blockade-at-los-filos-mine-301346623.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2021/03/c8765.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President; Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 03-AUG-21